EXHIBIT 99.1

                           TELEWEST COMMUNICATIONS PLC

                             FINANCIAL RESTRUCTURING

                     DATE FOR SCHEME CREDITORS MEETINGS SET

                                                                   27 APRIL 2004

Telewest announces that the High Court of England and Wales (the "High Court") directed on 26 April 2004 that meetings of the scheme creditors of Telewest and Telewest Finance (Jersey) Limited ("Telewest Jersey") be convened for the purpose of considering and, if thought fit, approving schemes of arrangement proposed to be made between Telewest and Telewest Jersey and their respective scheme creditors pursuant to section 425 of the Companies Act 1985.

The Royal Court of the Island of Jersey directed today that a meeting of the scheme creditors of Telewest Jersey be convened for the purpose of considering and, if thought fit, approving schemes of arrangement proposed to be made between Telewest Jersey and its respective scheme creditors pursuant to article 125 of the Companies (Jersey) Law 1991.

Cob Stenham, chairman of Telewest, commented: "We are pleased with the outcome of the court hearings and we look forward to commencing the final steps of the financial restructuring."

MEETINGS

The meeting of Telewest Jersey scheme creditors will be held at 10.00 a.m. (London time) on 1 June 2004 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED at which place and time all the Telewest Jersey scheme creditors are requested to attend either in person or by proxy. Registration will commence at 9.00 a.m. (London time).

The meeting of Telewest scheme creditors will be held at 11.00 a.m. (London time) (or as soon thereafter as the meeting of Telewest Jersey scheme creditors shall have been concluded or adjourned) on 1 June 2004 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED at which place and time all the Telewest scheme creditors are requested to attend either in person or by proxy. Registration will commence at 10.00 a.m. (London time).

ENQUIRIES:

TELEWEST                                                 020 7299 5888
Jane Hardman, director of corporate communications

CITIGATE DEWE ROGERSON                                   020 7638 9571
Anthony Carlisle                                         07973 611888

NOTES TO EDITORS:

A copy of the draft explanatory statement that was submitted to the High Court of England and Wales in connection with the proposed schemes of arrangement is available on Telewest's website at www.telewest.co.uk.

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A registration statement relating to the common stock of Telewest Global, Inc.
("Telewest Global"), Telewest's Delaware incorporated subsidiary that will become the holding company of the restructured Telewest group, to be distributed to Telewest's shareholders has been filed with the US Securities and Exchange Commission (the "SEC") but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Shareholders are advised to read the shareholders' circular and prospectus which forms a part of the registration statement because it contains important information. Telewest currently files, and Telewest Global anticipates that it will file, annual and other periodic reports, statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings are also available from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Shareholders, noteholders and other investors may obtain a free copy of the shareholders' circular and prospectus and other documents filed by Telewest Global by directing such request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, England. Attention: Company Secretary.
Telephone: +44 20 7299 5000.